Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-113870

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This prospectus supplement, together with the base shelf prospectus to which it relates dated April 14, 2004 and each document deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Prospectus Supplement No. 15 dated January 3, 2006 to Short Form Base Shelf Prospectus dated April 14, 2004, as previously supplemented on May 18, 2004, June 1, 2004, July 1, 2004, August 1, 2004, September 1, 2004, October 1, 2004, November 4, 2004, December 1, 2004, January 4, 2005, June 20, 2005, July 6, 2005, September 21, 2005, November 2, 2005 and December 1, 2005

US$230,000,000

2.75% CONVERTIBLE SENIOR DEBENTURES DUE 2023

Interest payable on April 15 and October 15

     Pursuant to the multijurisdictional disclosure system adopted by the Canadian securities regulatory authorities and the Securities and Exchange Commission (the “SEC”), we filed a short form base shelf prospectus (the “prospectus”), dated April 14, 2004, with the British Columbia Securities Commission (the “BCSC”), and a registration statement on Form F-10 containing the prospectus with the SEC. The prospectus may be used by the selling securityholders named therein in connection with resales of our 2.75% Convertible Senior Debentures due 2023 (the “debentures”) and the common shares issuable upon the conversion of the debentures (the “underlying shares”).

     The holders of the debentures and the underlying shares (together, the “registrable securities”) are entitled to the benefits of a registration rights agreement (the “Registration Rights Agreement”), dated as of October 10, 2003, among us and Citigroup Global Markets, Inc., J.P. Morgan Securities Inc., and Morgan Stanley & Co., Incorporated, as representatives of the initial purchasers of the debentures. Under the Registration Rights Agreement, any holder of registrable securities wishing to sell registrable securities pursuant to the prospectus must deliver a Notice and Questionnaire to us (each holder who has delivered a Notice and Questionnaire to us is referred to herein as an “electing holder”). Under the Registration Rights Agreement, we have agreed to file with the BCSC and the SEC the documents required to include in the prospectus the registrable securities held by electing holders.

     We are filing this prospectus supplement to include in the prospectus the registrable securities of electing holders who have signed, completed and delivered to us a Notice and Questionnaire since December 1, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

     This section amends and replaces the section in the prospectus entitled “Documents Incorporated by Reference”.

     We are “incorporating by reference” into the prospectus information we file with the BCSC, which means we are disclosing important information to you by referring you to those documents. The following documents filed by us with the BCSC are incorporated by reference into, and form an integral part of, the prospectus:

(1)	Annual Information Form, dated February 23, 2005, including the consolidated annual financial statements, and the related notes thereto, as of December 31, 2004 and 2003, and for the three-year period ended December 31, 2004, together with the auditors’ report thereon, prepared in accordance with U.S. generally accepted accounting principles (the “U.S. GAAP Annual Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the U.S. GAAP Annual Financial Statements.

(2)	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2004 and 2003, and for the three-year period ended December 31, 2004, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (the “Canadian GAAP Annual Financial Statements”).

(3)	Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the Canadian GAAP Annual Financial Statements.

(4)	Management Proxy Circular and Statement, dated February 24, 2005.

(5)	Unaudited consolidated financial statements as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles (the “Unaudited Financial Statements”).

(6)	Management’s Discussion and Analysis with respect to the Unaudited Financial Statements.

(7)	Material change report, dated August 5, 2005, announcing that Rex McLennan, our Executive Vice-President and Chief Financial Officer, has left the Company to pursue other interests, effective August 5, 2005.

(8)	Material change report, dated September 16, 2005, announcing that we have approved the development of the Cortez Hills gold project on our 60%-owned Cortez Joint Venture Property in Nevada and the Wallaby underground project at the Granny Smith mine in Western Australia.

(9)	Material change report, dated September 27, 2005, announcing that we have approved the Pueblo Viejo gold project in the Dominican Republic for development.

(10)	Material change report, dated October 3, 2005, announcing that Lindsay Hall has been appointed as our Executive Vice-President and Chief Financial Officer, effective November 1, 2005.

(11)	Material change report, dated November 4, 2005, announcing that we were informed on October 31, 2005, that Barrick Gold Corporation intended to make an unsolicited offer to purchase all of our outstanding publicly traded shares.

(12)	Material change report, dated December 19, 2005, announcing that Barrick Gold Corporation has agreed to withdraw its application to the B.C. Securities Commission seeking a cease trade order in respect of our Shareholder Rights Plan.

(13)	Material change report, dated December 30, 2005, announcing that we have reached an agreement with Barrick Gold Corporation on a friendly transaction under which Barrick will increase its offer to purchase all of our outstanding common shares.

     Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) after the date of the prospectus and prior to expiration of the effectiveness of the registration statement containing the prospectus is deemed to be incorporated by reference into the prospectus.

     Any statement contained in the prospectus or in a document incorporated or deemed to be incorporated by reference therein will be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained in the prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the prospectus modifies and supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of the prospectus.

     We will provide, without charge, to each person to whom a copy of the prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into the prospectus. Requests for such copies should be directed to the Secretary, Placer Dome Inc., P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1, telephone (604) 682-7082.

SELLING SECURITYHOLDERS

     The following table lists all electing holders as of the date of this prospectus supplement, based upon the information given to us by those electing holders.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold (US$)
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer	10,000
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer	10,000
Advisory Convertible Arbitrage Fund (I) L.P.	1,200,000
Alcon Laboratories	557,000
Alexandra Global Master Fund Ltd.	5,000,000
Allegheny County Police	58,000
Allstate Insurance Company	1,000,000
Allstate Life Insurance Company	1,500,000
Alpha US Sub Fund 4, LLC	287,500
American Investors Life Insurance Co.	200,000
Amerisure Mutual Insurance Company	495,000
AmerUS Life Insurance Co.	5,200,000
Arapahoe County Colorado	109,000
Arkansas PERS	1,320,000
Arlington County Employees Retirement System	170,000
Asante Health Systems	143,000
Attorney’s Title Insurance Fund	65,000
Bankers Life Insurance Company of New York	100,000
Beamtenversicherungskasse des Kantons Zurich	5,300,000
Bernische Lehrerversicherungkasse	1,100,000
British Virgin Islands Electricity Corporation	9,000
British Virgin Islands Social Security Board	178,000
City and County of San Francisco Retirement System	2,129,000
City of New Orleans	293,000
City University of New York	217,000
Citigroup Global Markets Inc.	2,683,000
Convertible Securities Fund	65,000
CNH CA Master Account, LP	500,000
DBAG London	103,000
DaimlerChrysler Corp. Emp. #1 Pension Plan dtd 4/1/89	5,185,000
Defined Benefit Plan of Zeneca AG Products Holdings, Inc.	75,000
Delaware Public Employees Retirement System	2,235,000
Delta Airlines Master Trust	440,000
Deutsche Bank Securities Inc.	3,530,000
DKR Saturn Event Driven Holding Fund Ltd.	2,000,000
DKR Saturn Special Situations Holding Fund Ltd.	2,000,000
DKR SoundShore Strategic Holding Fund Ltd.	4,000,000
Dodeca Fund, L.P.	850,000
Duke Endowment	340,000
Family Service Life Insurance Co.	100,000
Franklin and Marshall College	295,000
Frederik Meijer Charitable Trust Fund	37,000
Fuji US Income Open	2,500,000
Gemini Sammelstiftung zur Forderung der Personalvorsorge	280,000

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold (US$)
Georgia Municipal Employees Benefit System	1,024,000
GLG Capital Appreciation Fund	5,540,000
GLG Capital Appreciation (Distributing) Fund	2,460,000
GLG Global Convertible Fund	3,800,000
GLG Global Convertible UCITS Fund	6,400,000
GLG Market Neutral Fund	18,500,000
Goldman Sachs & Co.	557,000
Grady Hospital Foundation	192,000
Guardian Life High Delta Convertibles	830,000
Guardian Life Insurance Co.	5,300,000
Guardian Pension Trust	400,000
Hallmark Convertible Securities Fund	110,000
Hamburger Pensionkasse von 1905 VvaG	115,000
Hymani	8,000
Independence Blue Cross	758,000
Indianapolis Life Insurance Co.	16,875,000
Inflective Convertible Opportunity Fund I, L.P.	30,000
Innovest Finanzdienstle	1,685,000
Jeffries Umbrella Fund Global Convertible Bonds	1,880,000
Jeffries Umbrella Fund US Convertible Bonds	200,000
JMG Capital Partners LP	29,200,000
JMG Triton Offshore Fund, Ltd.	30,450,000
JP Morgan Securities Inc.	563,000
LCM Fund	158,000
LDG Limited	78,000
Lexington Vantage Fund	8,000
Lighthouse Multi-Strategy Master Fund Ltd.	150,000
Lord Abbett America's Value Fund	1,500,000
Lord Abbett Series Fund — America's Value Portfolio	50,000
Lord Abbett Series Fund — Bond Debenture Portfolio	650,000
Louisiana CCRF	150,000
MLQA Convertible Securities Arbitrage Ltd	10,000,000
McMahan Securities Co. L.P.	840,000
Managed Assets Trust	50,000
Maurice Kent	27,000
Maystone Continuum Master Fund Ltd.	4,250,000
Meijer Fund	155,000
Mellon HBU Master Convertible Arbitrage Fund LP	400,000
Mellon HBU Master Multi-Strategy Fund LP	100,000
Merrill Lynch Insurance Group	461,000
Merrill Lynch Insurance Group Bond Debenture Portfolio	100,000
Met Investor Series Trust — America's Value	50,000
Met Investor Series Trust — Bond Debenture	7,000,000
Mint Hite Fund LP	100,000
Morgan Stanley Allocator Fund	370,000
Morgan Stanley Convertible Securities Trust	1,350,000
Morgan Stanley & Co. Incorporated	600,000
Municipal Employees	344,000
National Benefit Life Insurance Company	6,000
Nations Convertible Securities Fund	8,435,000
New Orleans Firefighters Pension/Relief Fund	195,000
Nicholas Applegate Capital Management Investment Grade Convertible	20,000
Nisswa Master Fund Ltd.	450,000
Occidental Petroleum Corporation	387,000
Ohio Bureau of Workers Compensation	249,000
Orlando Regional Healthcare Foundation	42,000
Otterbein Homes Pension	29,000
Pacific Life Insurance Company	250,000
Pensionkasse der Antalis AG	70,000
Pensionkasse der Ems-Chemie AG	90,000
Pensionkasse der Ems-Dottikon AG	140,000
Pensionkasse der Lonza AG	200,000
Pensionkasse der Rockwell Automation AG	90,000
Pensionkasse Pluss-Staufer AG	80,000
Pensionkasse Vantico	140,000
Personalfursorgestiftung der Gebaudeversicherung des Kantons Bern	290,000

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold (US$)
Personalvorsorge der PV Promea	240,000
Phoenix Lord Abbett Bond Debenture Fund	125,000
PIMCO Convertible Fund	145,000
Pioneer High Yield Fund	55,850,000
Pioneer High Yield VCT Portfolio	250,000
Pioneer U.S. High Yield Corp. Bond Sub Fund	1,250,000
Policeman and Fireman Retirement System of the City of Detroit	550,000
Primerica Life Insurance Company	56,000
Pro-mutual	1,077,000
Prudential Insurance Co. of America	15,000
Quest Global Convertible Master Fund Ltd.	1,350,000
Recon Arbitrage Master Fund Ltd.	3,000,000
Ret. Pension Plan of the CA State Auto Assn.	100,000
Russell Simmons	120,000
Russell Simmons A/C #3	30,000
Russell Simmons IRA	4,000
SC Cowen Securities Corp.	2,000,000
Southern Farm Bureau Life Insurance Company	500,000
Sphinx Fund	53,000
Standard Fire Insurance Company	106,000
State Employees’ Retirement Fund of the State of Delaware	940,000
State of Florida Division of Treasury	950,000
State of Maryland Retirement Agency	4,616,000
State of Oregon/Equity	4,125,000
State Street Bank Custodian for GE Pension Fund	2,595,000
Teachers Insurance and Annuity Association of America	2,500,000
The Grable Foundation	120,000
Thrivent Financial for Lutherans (Swanbird & Co. nominee)	1,500,000
TQA Master Fund Ltd.	768,000
TQA Master Plus Fund Ltd.	702,000
Travelers Casualty Insurance Company of America	144,000
The Travelers Indemnity Company	106,000
The Travelers Insurance Company – Life	392,000
The Travelers Insurance Company – Separate Account TLAC	11,000
The Travelers Life and Annuity Company	29,000
Travelers Series Trust Convertible Bond Portfolio	100,000
Triborough Partners International Ltd.	4,620,000
Triborough Partners LLC	1,980,000
Trustmark Insurance	489,000
UFJ International Ltd.	500,000
Universal Investment Gesellschaft MBH	1,350,000
Van Kampen Harbour Fund	1,900,000
Victory Capital Management as Agent for Charitable Convertible Securities Fund	525,000
Victory Capital Management as Agent for the Charitable Income Fund	100,000
Victory Capital Management as Agent for the EB Convertible Securities Fund	865,000
Victory Capital Management as Agent for the Field Foundation of Illinois	45,000
Victory Capital Management as Agent for the GenCorp Foundation	35,000
Victory Capital Management as Agent for the Key Trust Convertible Securities Fund	175,000
Victory Capital Management as Agent for the Key Trust Fixed Income Fund	130,000
Victory Capital Management as Agent for the Victory Convertible Fund	645,000
Victory Capital Management as Investment Manager for American Booksellers	10,000
Victory Capital Management as Investment Manager for the California State Auto Assoc. #3ASNF0002902	60,000
Victory Capital Management as Investment Manager for the California State Auto Assoc. Inter-Insurance	345,000
Victory Capital Management as Investment Manager for the California State Auto Assoc. Retirement Pension Plan	60,000
Victory Capital Management as Investment Manager for Georgia Municipal Employees Retirement Trust Fdn.	785,000
Victory Capital Management as Investment Manager for Health Foundation of Greater Cincinnati	150,000
Victory Capital Management as Investment Manager for Potlatch	435,000
Victory Capital Management as Investment Manager for Stamford Police Pension	35,000
Victus Capital, LP	2,000,000
Whitney Museum of Art	14,000
Xavex — Convertible Arbitrage 7 Fund	150,000
Zurich Institutional Benchmarks Master Fund, Ltd.	162,000

5